CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Preliminary Economic Assessment of the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario” dated August 9, 2013.

I, Stephen Taylor, residing at 1352 Hastings Crescent, Sudbury, Ontario do hereby certify that:

1)	I am a Principal Consultant (Mining Engineering) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 101, 1984 Regent Street South, Sudbury, Ontario, Canada;
2)
I am a graduate of Laurentian University in Sudbury, Ontario with a B.Eng in Mining Engineering in 1992 and I also obtained an M.Sc (Mining Engineering) from the University of Nevada-Reno, Mackay School of Mines in 1995. I have practiced my profession continuously since 1995. Between 1992 and 1995 I worked as a contract Engineer for Bharti Engineering, as a temporary Engineer at the Coeur Rochester mine in Nevada and as teaching assistant at the Mackay School of Mines. Between 1995 and 2002 I worked for Royal Oak Mines Ltd and Placer Dome Inc in a variety of underground and open pit positions in Newfoundland and Ontario.  When the Porcupine Joint Venture was created in 2002, I was transferred to the Hoyle Pond mine in Timmins as Senior Engineer where I oversaw the mine engineering department and all capital projects.  In 2006, I joined INCO Ltd (now Vale S.A.) as Senior Project Engineer where I oversaw many mine development and construction projects.  Since joining SRK in 2010, I have been involved in a number of mining studies, including PEA’s and Feasibility studies of underground mines in north and south America;

3)	I am a professional engineer registered with Professional Engineers Ontario of the Province of Ontario (PEO#90365834);
4)
I have personally inspected the subject project on two occasions, visiting the site on January 22nd, 2013 and April 17th, 2013. The purpose of the January site visit was to collect data on ground conditions encountered previously, review the results of the bulk sampling program, and observe shaft sinking development. In April, the purpose of the site visit was to review existing infrastructure and equipment as well as discuss gaps in infrastructure to be addressed in the ongoing mine design work;

5)
I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;
7)	I am the co-author of this report and responsible for Sections 14, 15, 24 and 25, and accept professional responsibility for those sections of this technical report;
8)	I have had no prior involvement with the subject property;
9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;
10)
SRK Consulting (Canada) Inc. was retained by Rubicon Minerals Corporation to prepare a technical audit of the Phoenix gold project. In conducting our audit, a gap analysis of project technical data was completed using CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Rubicon Minerals Corporation personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Rubicon Minerals Corporation or securities of Rubicon Minerals Corporation; and
12)
That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Sudbury, Ontario August 9, 2013	"Stephen Taylor" (signed and sealed) Stephen Taylor, PEng (PEO#90365834) Principal Consultant (Mining Engineering)